UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

TD Ameritrade Holding Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87236Y 10 8

(CUSIP Number)

Norie C. Campbell, Esq.

The Toronto-Dominion Bank

Toronto-Dominion Centre

P.O. Box 1

Toronto, Ontario M5K IA2

(416) 308-6963

Copy to:

Lee Meyerson, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87236Y 10 8

1	Names of reporting persons The Toronto-Dominion Bank
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 232,419,287*
	8	Shared voting power 0
	9	Sole dispositive power 232,419,287*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 232,419,287*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 42.22% * (1)
14	Type of reporting person (see instructions) BK

*	As described in the Statement (as defined below), based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities (as defined below) may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in Amendment No. 8 to the statement on Schedule 13D filed by the Ricketts Parties, as of October 8, 2013, the Ricketts Parties beneficially owned, in the aggregate, 66,673,934 shares of Issuer Common Stock (as defined herein) representing approximately 12.1% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of November 8, 2013 as reported by TD Ameritrade). The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act ”), with respect to TD Ameritrade.
(1)	Based on 550,487,088 shares of Issuer Common Stock outstanding as of November 8, 2013 as reported by TD Ameritrade in its annual report on Form 10-K filed on November 22, 2013.

CUSIP No. 87236Y 10 8

1	Names of reporting persons TD Luxembourg International Holdings S.a.r.l.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	7	Sole voting power 232,419,287*
	8	Shared voting power 0
	9	Sole dispositive power 232,419,287*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 232,419,287*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 42.22% * (1)
14	Type of reporting person (see instructions) OO

*	As described in the Statement (as defined below), based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities (as defined below) may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in Amendment No. 8 to the statement on Schedule 13D filed by the Ricketts Parties, as of October 8, 2013, the Ricketts Parties beneficially owned, in the aggregate, 66,673,934 shares of Issuer Common Stock (as defined herein) representing approximately 12.1% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of November 8, 2013 as reported by TD Ameritrade). The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act ”), with respect to TD Ameritrade.
(1)	Based on 550,487,088 shares of Issuer Common Stock outstanding as of November 8, 2013 as reported by TD Ameritrade in its annual report on Form 10-K filed on November 22, 2013.

Item 1:	Security and Issuer

This Amendment No. 16 hereby amends and supplements the statement of beneficial ownership on Schedule 13D relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”) of TD Ameritrade Holding Corporation, a Delaware corporation (the “Issuer”), initially filed on January 25, 2006, as amended by Amendment No. 1 thereto filed on February 24, 2006, Amendment No. 2 thereto filed on April 14, 2006, Amendment No. 3 thereto filed on May 5, 2006, Amendment No. 4 thereto filed on May 11, 2006, Amendment No. 5 thereto filed on May 19, 2006, Amendment No. 6 thereto filed on May 26, 2006, Amendment No. 7 thereto filed on September 14, 2006, Amendment No. 8 thereto filed on February 5, 2009, Amendment No. 9 thereto filed on August 13, 2010, Amendment No. 10 thereto filed on January 20, 2011, Amendment No. 11 thereto filed on February 10, 2011, Amendment No. 12 thereto filed on February 24, 2011, Amendment No. 13 thereto filed on November 8, 2011, Amendment No. 14 thereto filed on March 16, 2012 and Amendment No. 15 thereto filed on May 15, 2013 (as amended, and as it may be further amended from time to time, this “Statement”), by the Reporting Persons (as defined in Item 2 hereof) with respect to the items set forth below. Unless otherwise indicated herein, capitalized terms used and not defined in this Amendment No. 16 shall have the respective meanings herein as are ascribed to such terms in the Statement.

Item 2:	Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety (other than with respect to Schedule I to the Statement, which is amended and supplemented as provided for in this Amendment No. 16) as follows:

This Statement is being filed by The Toronto-Dominion Bank, a Canadian chartered bank (“TD”), and TD Luxembourg International Holdings S.a.r.l., a private limited liability company existing under the laws of Luxembourg and a wholly-owned subsidiary of TD (“TD LIH” and together with TD, the “TD Entities” or the “Reporting Persons”). TD and its subsidiaries are principally engaged in the business of personal, commercial and wholesale banking and wealth management. The principal executive office of TD is located at Toronto-Dominion Centre, P.O. Box 1, Toronto, Ontario, Canada M5K IA2 and the principal executive office of TD LIH is located at 46A, Avenue J. F. Kennedy, First Floor, L-2958 Luxembourg, Grand-Duchy of Luxembourg.

The name, business address, citizenship and present principal occupation or employment of each director and executive officer of each of the TD Entities and the name and principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated by reference herein.

During the last five years, none of the TD Entities or, to the knowledge of the TD Entities, any of their respective executive officers or directors named in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4:	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by the following:

In connection with Amendment No. 5 to the Stockholders Agreement (described in Item 6 below), TD advised the Issuer that, subject to market conditions, it plans to sell approximately 5.5 million of the shares of Issuer Common Stock it currently holds.

As previously disclosed in the Statement, the TD Entities intend to continue to review from time to time their investment in the Issuer and their business affairs, financial position and capital requirements. Based upon such review, as well as general economic, market and industry conditions and prospects existing at the time, the TD Entities may consider from time to time alternative courses of action as permitted by the Stockholders Agreement.

Subject to the terms of the Stockholders Agreement, such actions may include additional sales of shares of Issuer Common Stock or other securities of the Issuer through sales plans, in open market transactions, privately negotiated transactions, through a public offering or otherwise, or the acquisition of additional shares of Issuer Common Stock or other securities of the Issuer directly from the Issuer, through open market purchases, in privately negotiated transactions, through a tender or exchange offer or a merger, reorganization or comparable transaction, through exercise of their rights under the Stockholders Agreement or otherwise. Subject to the terms of the Stockholders Agreement, these actions may constitute a “going-private transaction” and/or could result in (i) changes to the board of directors of the Issuer, (ii) changes in the capitalization or dividend policy of the Issuer, (iii) changes in the Issuer’s certificate of incorporation or bylaws, (iv) delisting of the Issuer Common Stock from the New York Stock Exchange (or other national securities market or inter-dealer quotation system), (v) termination of registration of the Issuer Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and/or (vi) other events comparable to those enumerated above.

Other than as described in this Statement, the TD Entities do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5:	Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Statement is hereby amended and supplemented by the following:

(a) and (b). As of November 30, 2013, TD LIH is the record and beneficial owner of 232,419,287 shares of Issuer Common Stock, representing approximately 42.22% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of November 8, 2013 as reported by the Issuer). TD controls TD LIH and accordingly beneficially owns the shares of Issuer Common Stock held by such entity.

Except for Mr. Clark, Mr. Bragg, Ms. Maidment and Mr. Prezzano, as of December 2, 2013, none of the individuals listed on Schedule I beneficially owned any shares of Issuer Common Stock. As of December 2, 2013, Mr. Clark beneficially owned 6,000 shares of Issuer Common Stock; Mr. Bragg beneficially owned 113,000 shares of Issuer Common Stock; Ms. Maidment beneficially owned 39,048 shares of Issuer Common Stock and Mr. Prezzano beneficially owned 103,310 shares of Issuer Common Stock.

Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in Amendment No. 8 to the statement on Schedule 13D filed by the Ricketts Parties, as of October 8, 2013, the Ricketts Parties beneficially owned, in the aggregate, 66,673,934 shares of Issuer Common Stock representing approximately 12.1% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of November 8, 2013 as reported by the Issuer). The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), with respect to the Issuer.

All information contained in the Statement relating to the Ricketts Parties is based on information provided in, and solely with respect to the Ricketts Parties for whom ownership information is reported in, the public filings of the Issuer. While the TD Entities have no reason to believe that such information is inaccurate or incomplete, the TD Entities do not assume any responsibility for the accuracy or completeness of such information.

(c) None of the TD Entities nor, to the best of the TD Entities’ knowledge, any of the individuals named in Schedule I hereto, has engaged in any transaction in shares of Issuer Common Stock in the last 60 days.

Item 6:	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by the following:

On December 4, 2013, the Issuer entered into Amendment No. 5 (“Amendment No. 5”) to the Stockholders Agreement, dated as of June 22, 2005, among the Issuer, TD LIH, TD and the Ricketts Parties. Pursuant to Amendment No. 5, the parties thereto agreed among other things to extend the scheduled termination date of the Stockholders Agreement by five years, to January 24, 2021.

In addition, the parties agreed that, effective from and after January 24, 2016, to the extent any repurchases of Issuer Common Stock by the Issuer cause TD’s beneficial ownership percentage to exceed 45% of the outstanding Issuer Common Stock, TD will use reasonable efforts to sell such shares of Issuer Common Stock in excess of 45%, subject to TD’s commercial judgment as to optimal timing, amount and method of sales with a view to maximizing proceeds from any such sale (it being understood that TD has no absolute obligation to reduce its ownership of Issuer Common Stock to 45% by the termination of the Stockholders Agreement). Both prior to and after the termination of the Stockholders Agreement, TD will cause any shares of Issuer Common Stock it beneficially owns that exceed 45% of the outstanding Issuer Common Stock as a result of share repurchases by the Issuer, for so long as TD owns such excess shares, to be voted in the same proportions as all the outstanding shares of Issuer Common Stock held by holders other than TD and its affiliates are voted.

Amendment No. 5 also increased, effective from and after January 24, 2016, the cap, from 1% to 2%, on the amount of Issuer securities that TD and its affiliates may hold for clients and in other capacities in the ordinary course of their businesses and which are not counted toward the 45% ownership cap (which are referred to herein as “ordinary course securities”). To the extent TD’s beneficial ownership percentage is equal to 45% or more of the outstanding Issuer Common Stock and TD beneficially owns an amount of ordinary course securities that exceeds 1% of the outstanding Issuer Common Stock, TD will promptly (beginning within 6 months after exceeding such 1% threshold) sell ordinary course securities it has voting power over, or an equivalent number of other shares of Issuer Common Stock TD beneficially owns, in excess of such 1% threshold, subject to certain specified exceptions. During the period that TD’s beneficial ownership percentage is equal to 45% or more and TD beneficially owns an amount of ordinary course securities that exceeds 1% of the outstanding Issuer Common Stock, TD will vote a number of shares of Issuer Common Stock equal to the number of ordinary course securities beneficially owned by TD in excess of such 1% threshold in the same proportions as all the outstanding shares of Issuer Common Stock held by holders other than TD and its affiliates are voted.

Under the Stockholders Agreement, the Issuer and its affiliates are generally prohibited from, directly or indirectly, acquiring control of any insured depository institution. One of the exceptions to this prohibition is as a result of a business combination transaction approved by the board of directors of the Issuer and involving a person not more than 75% of whose consolidated revenues for its most recently completed fiscal year were generated by one or more insured depository institutions. Under Amendment No. 5, the parties agreed that the Issuer and its affiliates may only utilize this exception if (A) TD has elected to acquire such person’s insured depository institutions at a price mutually agreed between the Issuer and TD, (B) the Issuer divests (or causes the seller to divest) completely such insured depository institutions before closing, or (C) TD otherwise consents to the business combination transaction with such person.

The parties also agreed in Amendment No. 5 that as long as the Issuer is deemed to be a “subsidiary” of TD under the U.S. Bank Holding Company Act of 1956, the Issuer, under the oversight of the Outside Independent Directors Committee, will cooperate on a reasonable basis with TD to implement enhanced information sharing and operational protocols to ensure compliance with U.S. and Canadian banking laws and guidelines as applicable from time to time.

Finally, Amendment No. 5 provides that effective as of January 24, 2016, the Ricketts Parties will cease to be parties to the Stockholders Agreement, and their rights and obligations thereunder, including their rights to designate nominees to the Issuer’s Board, will terminate.

This description of Amendment No. 5 is qualified in its entirety by reference to Amendment No. 5, a copy of which is included as Exhibit 14 of this Statement and incorporated herein by reference.

Item 7:	Material to be Filed as Exhibits

Item 7 of the Statement is hereby supplemented as follows:

Exhibit Number	Description of Exhibit

14	Amendment No. 5 to the Stockholders Agreement

15	Press Release, dated December 5, 2013

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2013

THE TORONTO-DOMINION BANK

By:	/s/ Leslie Johnson
Name:	Leslie Johnson
Title:	Vice President, Legal, Transactions

TD LUXEMBOURG INTERNATIONAL HOLDINGS S.A R.L.

By:	/s/ Dave Sparvell
Name:	Dave Sparvell
Title:	Board Manager

SCHEDULE I

INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS

OF THE TD ENTITIES

Schedule I to the Schedule 13D Filing is hereby amended and restated as follows:

Name	Present Principal Occupation or Employment and Address

THE TORONTO-DOMINION BANK

DIRECTORS

William E. Bennett (US Citizen)	Corporate Director and former President, Director and Chief Executive Officer, Draper & Kramer, Inc. 55 West Monroe Street Suite 2530 Chicago, Illinois 60603-5008

Hugh J. Bolton (Canadian Citizen)	Chair of the Board EPCOR Utilities Inc. 2000 - Epcor Tower 10423 - 101 Street NW Edmonton, Alberta T5H 0E8

John L. Bragg (Canadian Citizen)	Chairman, President and Co-Chief Executive Officer Oxford Frozen Foods Limited 4881 Main St. P.O. Box 220 Oxford, N.S. B0M 1P0

Amy W. Brinkley (US Citizen)	Consultant, AWB Consulting, LLC 2225 Sharon Lane Charlotte, North Carolina 28211

W. Edmund Clark (Canadian Citizen)	Group President and Chief Executive Officer The Toronto-Dominion Bank P.O. Box 1, TD Bank Tower 66 Wellington Street West Toronto, Ontario M5K 1A2

Colleen A. Goggins (US Citizen)	Corporate Director and former Worldwide Chairman, Consumer Group, Johnson & Johnson 7 Constitution Hill East Princeton, New Jersey 08540

Henry H. Ketcham (US and Canadian Citizen)	Executive Chairman West Fraser Timber Co. Ltd. Suite 501 - 858 Beatty Street Vancouver, BC V6B 1C1

Brian M. Levitt (Canadian Citizen)	Chairman of the Board The Toronto-Dominion Bank P.O. Box 1, TD Bank Tower 66 Wellington Street West Toronto, Ontario M5K 1A2

Harold H. MacKay (Canadian Citizen)	Counsel MacPherson Leslie & Tyerman LLP 1500 Hill Centre 1 - 1874 Scarth St. Regina, Saskatchewan S4P 4E9

Karen E. Maidment (Canadian Citizen)	Corporate Director and former Chief Financial and Administrative Officer BMO Financial Group 92 Salisbury Avenue Cambridge, Ontario N1S 1J5

Irene R. Miller (US and Canadian Citizen)	Chief Executive Officer Akim, Inc. 186 Riverside Drive, #10E New York, NY 10024

Nadir H. Mohamed (Canadian Citizen)	Former President and Chief Executive Officer Rogers Communications Inc. 333 Bloor Street East, 10th Floor Toronto, Ontario M4W 1G9

Wilbur J. Prezzano (US Citizen)	Corporate Director and retired Vice Chairman Eastman Kodak Company 28 Murray Blvd. Charleston, South Carolina 29401-2350

Helen K. Sinclair (Canadian Citizen)	Chief Executive Officer BankWorks Trading Inc. 181 Bay Street Bay Wellington Tower - Brookfield Place Suite 1400 Toronto, Ontario M5J 2V1

EXECUTIVE OFFICERS

Riaz Ahmed (Canadian Citizen)	Group Head, Corporate Development, Enterprise Strategy and Treasury Corporate Office, TD Bank Group

Norie Clare Campbell (Canadian Citizen)	Group Head Legal, Compliance and Anti-Money Laundering and General Counsel, TD Bank Group

Mark Russell Chauvin (Canadian Citizen)	Group Head and Chief Risk Officer, Risk Management, Corporate Office, TD Bank Group

William Edmund Clark (Canadian Citizen)	Group President and Chief Executive Officer, TD Bank Group

Theresa Lynn Currie (Canadian and U.S. Citizen)	Group Head, Direct Channels, Marketing, Corporate Shared Services and People Strategies, TD Bank Group

Robert Edward Dorrance (Canadian Citizen)	Group Head, Wholesale Banking, TD Bank Group and Chairman, Chief Executive Officer & President, TD Securities

Timothy David Hockey (Canadian Citizen)	Group Head, Canadian Banking, Auto Finance and Wealth Management, TD Bank Group and President and Chief Executive Officer, TD Canada Trust

Colleen Mary Johnston (Canadian Citizen)	Group Head Finance, Sourcing and Corporate Communications, and Chief Financial Officer, TD Bank Group

Bharat Bhagwanji Masrani (Canadian and British Citizen)	Chief Operating Officer, TD Bank Group

Francis Joseph McKenna (Canadian Citizen)	Deputy Chair, TD Bank Group

Michael Bo Pedersen (Canadian Citizen)	Group Head, U.S. Personal and Commercial Banking, TD Bank Group and President and Chief Executive Officer, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.

TD LUXEMBOURG INTERNATIONAL HOLDINGS S.A.R.L.

DIRECTORS

Myanh Duong (Luxembourg Citizen)	Board Manager TD Luxembourg International Holdings S.a.r.l. 46A Avenue JF Kennedy L-2958 Luxembourg

Yves Sawaya (Canadian and French Citizen)	Board Manager TD Luxembourg International Holdings S.a.r.l. 46A Avenue JF Kennedy L-2958 Luxembourg

Dave Sparvell (British Citizen)	Board Manager TD Luxembourg International Holdings S.a.r.l. 46A Avenue JF Kennedy L-2958 Luxembourg